Mail Stop 0407

      February 10, 2005


Mr. Kurt A. Johnson
President and Chief Executive Officer
Fastclick, Inc.
360 Olive Street
Santa Barbara, CA 93101

	RE:	Fastclick, Inc.
		Amendment #1 to Form S-1
		Filed January 28, 2005
		File No. 333-121528

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Please amend your Form S-1 in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary, page 1

1. Further revise your summary section to clearly describe the technologies and services that you provide. In this regard, please address the following:

* indicate on what basis the ads referenced in the third paragraph on page 1 are the "most effective;"
* clarify what you mean by "unique" users in the fourth paragraph on page 1;
* briefly explain what is "performance-based Internet advertising" in the last paragraph on page 1 and how it is relevant to your business;
and
* replace "actively manage and optimize" in the second bullet on page
2 with language that clearly describes what advertisers can do with your new search engine technology.

2. Your assertion that you "have one of the largest Internet advertising networks" may suggest that your network is one of the largest in terms of the number of third-party websites included in your network. While the support you have provided indicates that your network has reached the third largest number of "unique" visitors in December of 2004, it does not appear that the comScore Media Metrix ranking supports any suggestion that the number of website publishers that have joined your network is one of the largest. Please revise accordingly.

Risk Factors, page 6

3. We note the continued use of the phrases that your "business and growth could suffer" or that your business or results of operations
"would be harmed" in the captions and text of many of your risk factors. This disclosure is still generic and does not provide any meaningful information about the potential impact of these risks on you and your investors. Please refer to prior comment #13 and revise the following risk factors and their captions to provide more specific disclosure about the risks:

* "If we are unable to retain our senior management..." on page 7;
* "We need to hire additional qualified personnel..." on page 7;
* "Any constraints on the capacity of our technology infrastructure..." on page 11;
* "If we fail to keep pace with rapidly changing technologies..."
on
page 13;
* "If any of our advertisers are unable to pay for our technologies and services..." on page 18; and
* "We rely on bandwidth and data center providers..." on page 19.

4. Several of your risk factor headings are still so vague or generic that they could apply to any other issuer in any industry. See for example "We may pursue the acquisition of other businesses..." on page 10 and "If we do not adequately protect our intellectual property rights..." on page 12. Revise the headings so that they specifically relate to you, your business or your industry. See prior comment #12.

If we do not adequately protect our intellectual property..., page
12
Third parties may sue us for intellectual property infringement..., page 12

5. Please disclose whether you are currently aware of any third parties that may be infringing on your intellectual property and whether any third parties have alleged that you are infringing on their intellectual property.

	We rely on bandwidth and data center providers..., page 19

6. Clarify what you mean by the industry term "co-location services."

Use of Proceeds, page 26

7. We reissue comment #20. Revise to specifically identify the purposes for which you expect to use the net proceeds of this offering and quantify the amount intended to be allocated to each purpose. Despite your response to our prior comment, your disclosure on pages 34 and 42 of the MD&A section indicates more specific purposes for which you intend to use the proceeds, including "to fund a portion of the increase in sales and marketing, technology and general and administrative operating expenses, including the estimated $2 million expenses relating to public company costs" and provide "additional liquidity for use in the expansion of operations, increased working capital needs, investment in new product development and strategic initiatives."

Management`s Discussion and Analysis..., page 31

	Components of our Operating Costs and Other Items, page 33

8. Disclose that you are currently unable to estimate the increases in your operational expenses, as indicated in your response to comment #21.

      Trends that Affect our Business, page 34

9. We note your response to comment #22. Please discuss the potential impact that increased volume of lower-priced ads in your revenue mix will have on your revenues and gross margins going forward.

10. We note your response to comment #23 that to mitigate the risk from paying publishers on a cost-per-thousand impressions basis, you typically build in a higher profit margin for your pricing campaigns.
Please further discuss how you adjust your profit margins for these campaigns. Furthermore, please discuss the potential impact of continually pricing in higher margins for campaigns on your revenues and expenses going forward as you increase your cost-per-action and cost-per-click based pricing campaigns.

Liquidity and Capital Resources, page 41

11. Please provide a more detailed analysis of the factors contributing to the changes in your cash flows. In addition, to the extent known, please quantify your expected capital expenditures to fund and expand your business for the next twelve months.

Business

      Our Advertisers, page 53

12. Please disclose that the one advertiser that accounted for
11.2%
of your revenues for the year ended December 31, 2003 is no longer a customer.

Technology, page 55

13. We note your response to comment 31 and corresponding revisions to the section entitled "Our Strategy." Please also provide in the
"Technology" section an enhanced discussion of your new advertising search engine technology that clearly describes your new service. In this regard, the brief description appearing on pages 52 and 53 that advertisers can "actively manage their search word bids across multiple third-party search engines" is insufficient. Additionally, please discuss how this service differs from the search engine advertising services provided by potential competitors such as Google and Yahoo!.

	Competition, page 56

14. Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment #33, and explain the reason for that inability.

Underwriting, page 87

15. We note your response to comment #40. Please disclose whether the underwriters have any current intention to release any of the shares subject to the lock-up agreement. Also disclose that the underwriters will make any determination to release those shares on a case-by-case basis, as suggested by your response to our prior comment. Furthermore, are there any factors that the underwriters might consider in making such a determination, such as market conditions, the possible impact on the market price of your common stock, who is making the request, etc.? If so, please revise to describe those factors.

16. We note, in your response to our prior comment #42, the communication the representatives propose to send to the syndicate.
Please delete your suggestion that the representatives are informing the syndicate of the information because the Commission has asked the representatives to do so. Also revise the end of the second clause of the communication to add "and those procedures have not changed."

17. We note that your underwriters intend to use the i-Deal electronic prospectus delivery system. Please provide us, on a supplemental basis, an expanded description of these procedures as well as any screen shots, emails, and any others communications that will be used. We may have further comment once we have reviewed your materials.

18. Provide us with a copy of the directed share program materials that will be given to potential purchasers of the reserved shares. Again, we may have further comment after reviewing the materials.

Financial Statements

19. We note your response to comment #44; however, we reiterate our request that you disclose historic earnings per share data for all periods as required by GAAP.

20. We reiterate our previous comment #45.

*    *    *    *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Indicate in the cover letter where you have made changes in the amendment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

      You may contact Drew Walker, Staff Accountant, at (202) 942-2893 or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947
if you have questions regarding comments on the financial statements and related matters. Please contact Reginald A. Norris, Staff Attorney, at (202) 942-2875 or me at (202) 942-1990 with any other questions.


							Sincerely,



							Michele M. Anderson
							Legal Branch Chief

cc:	via facsimile (805) 568-1955
      C. Thomas Hopkins, Esq.






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